FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ________

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 8 November 2006	By
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 30 September 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited.
(01 September 2006)

Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(01 September 2006)

Announcement
Company notified of transactions in respect of the Diageo Senior Executive Share Option Plan and the Total Shareholder Return Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Messrs Williams and Stitzer inform the Company of their beneficial interests. Messrs I Menezes and PS Walsh inform the Company of their beneficial interests.
(19 September 2006)

Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (04 September 2006)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (19 September 2006)
Announcement Mr PS Walsh informs the Company of his beneficial interest. (05 September 2006)	Announcement Company announces that the Annual Report and Annual Review have been lodged with the UK Listing Authority. (20 September 2006)
Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (05 September 2006)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 September 2006)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 September 2006)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (20 September 2006)
Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (06 September 2006)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (21 September 2006)
Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (07 September 2006)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (22 September 2006)

Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (08 September 2006)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (25 September 2006)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Messrs Williams and Stitzer inform the Company of their beneficial interests.
(11 September 2006)

Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(11 September 2006)

Announcement
Mr I Menezes informs the Company of his beneficial interests.
(12 September 2006)

Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans.
(26 September 2006)

Announcement
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans.
(27 September 2006)

Announcement
Company announces the publication of a prospectus.
(29 September 2006)

Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (13 September 2006)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 September 2006)
Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (13 September 2006)
Announcement Barclays plc notifies the Company of its interest in securities. (15 September 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 01-Sep-06
Number	3390I
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,700,000 ordinary shares at a price of 933.1 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 272,659,509 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,778,329,588.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 01-Sep-06
Number	3939I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 941.71 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 04-Sep-06
Number	4698I

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 944.98 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:05 05-Sep-06
Number	PRNUK-0509
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that on 4 September 2006 Mr PS Walsh, a director, notified the Company that on 4 September 2006, he sold 100,000 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) at a price per share of £9.45.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 663,077.
5 September 2006

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 05-Sep-06
Number	5347I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 943.7 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:38 06-Sep-06
Number	PRNUK-0609
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,669 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these

Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 272,656,840 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,777,732,257.
6 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 06-Sep-06
Number	5966I
Diageo plc announces that it has today purchased for cancellation through Credit Suissse Securities (Europe) Limited 700,000 ordinary shares at a price of 943.62 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:45 07-Sep-06
Number	6675I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 938.08 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:37 08-Sep-06
Number	7266I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 850,000 ordinary shares at a price of 933.77 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:36 11-Sep-06
Number	PRNUK-1109
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 11 September 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 11 September 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	20

P S Walsh	20
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 11 September 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	20

J Grover	20

A Morgan	20

G Williams	20
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.31.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	294,729

P S Walsh	663,097

Name of PDMR

S Fletcher	109,937

J Grover	152,078

A Morgan	141,569

G Williams	188,758	*
(* of which 5,559 are held in the form of ADSs. 1 ADS is the equivalent of 4 Ordinary Shares.)
3. It received notification on 11 September 2006 from Lord Blyth, a director of the Company, that he has purchased 1,068 Ordinary Shares on 11 September 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.31.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 131,170.
4. It received notification on 11 September 2006 from Todd Stitzer, a director of the Company, that he has purchased 106 Ordinary Shares on 11 September 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £9.31.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,322.
11 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 11-Sep-06
Number	7901I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 935.04 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:46 12-Sep-06
Number	PRNUK-1209
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES
The notification below was received under Paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that it today received notification from Mr Ivan Menezes, a Person Discharging Managerial Responsibilities (‘PDMR’), that on 11 September 2006 he exercised options over 54,692 American Depository Shares (‘ADS’)* granted on 11 October 2002 at a price per ADS of $47.31 under the Company’s Senior Executive Share Option Plan and sold 54,692 ADSs at a price of $70.25 per ADS.
As a result of the above, Mr Menezes’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) is 240,854, of which 36,964 are held in the form of ADS*.
(*1 ADS is the equivalent of 4 Ordinary Shares)
12 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 13-Sep-06
Number	8640I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 945.29 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:35 13-Sep-06
Number	PRNUK-1309

TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 5,357 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 272,651,483 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,774,187,614.
13 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:49 13-Sep-06
Number	9303I
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 929.95 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	15:04 15-Sep-06
Number	PRNUK-1509
TO: Regulatory Information Service
      PR Newswire
RE: CHAPTER 9 PARAGRAPH 9.6.7
      THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 15 September 2006 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays plc (‘Barclays’) that as at 12 September 2006 Barclays had, through its legal entities, increased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 138,421,523 Ordinary Shares, representing 4.99 per cent. of the issued share capital. The issued share capital of the Company as at 12 September 2006 was 2,775,032,252 excluding 272,656,840 Ordinary Shares held as Treasury Shares.
15 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:56 19-Sep-06
Number	PRNUK-1909
TO: Regulatory Information Service
      PR Newswire

RE: PARAGRAPH 3.1.4 OF
      THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that today:
1) the directors shown below were granted the following options over the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) under the Company’s Senior Executive Share Option Plan (the ‘SESOP’), approved by shareholders on 9 November 1999:

Name of Director	No. of Ordinary Shares

N C Rose	243,951

P S Walsh	423,387
2) the Persons Discharging Managerial Responsibilities (‘PDMR’) shown below were granted the following options over Ordinary Shares or American Depositary Shares (‘ADS’) under the SESOP:

Name of PDMR	No. of Ordinary Shares

S Fletcher	107,795

J Grover	87,903

A Morgan	120,967

G Williams	96,774

No. of ADS*

R Malcolm	28,505

I Menezes	46,621

T Proctor	35,272

Each option was granted at a price of £9.30 per Ordinary Share (or $70.38 per ADS) and is exercisable between 19 September 2009 and 18 September 2016, subject to the satisfaction of performance criteria.
3) the directors shown below acquired an interest in Ordinary Shares in the form of awards under the Company’s Long Term Incentive Plan, known as the Total Shareholder Return plan (the ‘TSR Plan’), approved by shareholders on 11 August 1998, as follows:

Name of Director	No. of Ordinary Shares

N C Rose	213,027

P S Walsh	462,147
4) the PDMRs shown below acquired an interest in Ordinary Shares or ADSs in the form of awards under the TSR Plan, as follows:

Name of PDMR	No. of Ordinary Shares

S Fletcher	105,897

J Grover	86,355

A Morgan	118,838

G Williams	95,070

No. of ADS*

R Malcolm	26,298

I Menezes	43,011

T Proctor	32,541

The numbers shown above for each director and PDMR is the maximum number of shares which could be transferred upon achieving top performance (1st or 2nd position) by reference to Diageo’s seventeen company peer group used in the performance test for the 2006 awards under the TSR Plan. At position 9 within the TSR peer group 23.3% of the above shares would be transferred.
The performance period commenced on 1 July 2006 and, subject to the rules of the TSR Plan and depending on Diageo’s TSR performance relative to its peer groups, the awards will be released in September 2009.
5) Mr I Menezes, a PDMR, acquired an interest in 62,162 ADSs in the form of a one-off award under the Company’s Discretionary Incentive Plan (‘DIP’), adopted on 9 November 1999.
There are no performance conditions attached to the release of this award under the DIP, and the award will vest in three instalments: 20% in September 2009, 30% in September 2010 and 50% in September 2011.
6) Mr PS Walsh, a director, notified the Company that on 19 September 2006, he sold 100,000 Ordinary Shares at a price per share of £9.41.
As a result of this sale, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 563,097.
* (1 ADS is the equivalent of 4 Ordinary Shares)
19 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 19-Sep-06
Number	1918J

Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 936.11 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 273,551,483 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,770,987,614.
END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	14:08 20-Sep-06
Number	PRNUK-2009
TO: Regulatory Information Service
      PR Newswire
RE: CHAPTER 9 PARAGRAPH 9.6.1 OF
      THE LISTING RULES
Diageo plc (the ‘Company’) announces that with reference to paragraph 9.6.1 of the Listing Rules, two original copies of the Annual Report and Annual Review for the year ended 30 June 2006 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility, together with the following documents:

* Notice of 2006 Annual General Meeting
* Summary Financial Statements Notices
* Form of Proxy/Letter of Direction
* Corporate Citizenship Report 2006 request card; and
for holders of the Company’s American Depositary Shares:
* Reconciliation to US GAAP statement
* Annual Report/Annual Review 2006 request card
Shareholder documents can be accessed on the Company’s website, at www.diageo.com
20 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:54 20-Sep-06
Number	PRNUK-2009
TO: Regulatory Information Service
      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,928 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 916.087 pence per share.
Following this release, the Company holds 273,549,555 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,770,989,542.
20 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:50 20-Sep-06
Number	2602J
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 941.65 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 274,149,555 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,770,389,542.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 21-Sep-06
Number	3184J
Diageo plc — Transaction in Own Shares

Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 950,000 ordinary shares at a price of 940.46 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 275,099,555 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,769,439,542.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:44 22-Sep-06
Number	3840J
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 935.72 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 275,699,555 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,768,839,542.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 25-Sep-06
Number	4441J
Diageo plc — Transaction in Own Shares

Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,000,000 ordinary shares at a price of 942.95 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 276,699,555 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,767,839,542.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 26-Sep-06
Number	5243J
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Credit Suisse Securities (Europe) Limited 850,000 ordinary shares at a price of 951.81 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s employee share plans.
Following the above purchase, the Company holds 277,549,555 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,766,989,542.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:38 27-Sep-06
Number	PRNUK-2709
TO: Regulatory Information Service

      PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 7,616 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 934.07 pence per share.
Following this release, the Company holds 277,541,939 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,766,997,158.
27 September 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	14:54 29-Sep-06
Number	7240J
RNS Number:7240J
Diageo PLC
29 September 2006
Diageo plc
29 September 2006
Publication of Prospectus
Diageo plc today announces that, as part of its annual renewal of its European debt issuance facilities, the following prospectus has been approved by the United Kingdom Listing Authority and is available for viewing:
USD 5,000,000,000 Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, Diageo Finance plc, as Issuer and Diageo Capital B.V., as Issuer.
To view the full document, please paste the following URL into the address bar of your browser.
www.rns-pdf.londonstockexchange.com/rns/7240j_-2006-9-29.pdf
For further information, please contact:

Sandra Moura	020 7927 4326	investor.relations@diageo.com
Investor Relations

Jennifer Crowl	020 8978 8647	media@diageo.com
Media Relations
The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.
DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
          This information is provided by RNS
     The company news service from the London Stock Exchange
END